UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TRACK GROUP, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Mr. Bernd Schmitz

Safety Invest S.A.

2, Rue des Gaulois

1618 Luxembourg

Grand Duchy of Luxembourg

+352 26 71 33 20

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	Page 2 of 6

1	NAMES OF REPORTING PERSON: Safety Invest S.A. acting in the name and on behalf of its compartment “Secure I” (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF	7	SOLE VOTING POWER: -
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: -
WITH	10	SHARED DISPOSITIVE POWER: -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment.

(2)

Beneficial ownership is calculated based on the 11,863,758 shares of the Issuer’s common stock outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 81373R109	Page 3 of 6

This amendment to Schedule 13D (this “Amendment No. 2”) filed on behalf of Safety Invest S.A. amends and supplements to the statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 20, 2023 (“Amendment No. 1”, and together with the Original Schedule 13D, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of Track Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 200 E. 5th Avenue, Suite 100, Naperville, Illinois 60563.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D and in Amendment No. 1.

Item 2. Identity and Background.

(a)–(c)         This statement is being filed by Safety Invest S.A. (“Safety”) acting in the name and on behalf of its compartment “Secure I” (the “Reporting Person”). The Reporting Person is a compartment of Safety, a company established under the Luxembourg Securitization Law and incorporated as a “société anonyme” under the laws of the Grand Duchy of Luxembourg whose principal business is to enter into one or more securitization transactions. A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment. The Reporting Person’s principal business address is 2, Rue des Gaulois, 1618 Luxembourg, Grand Duchy of Luxembourg.

The owner of Safety is the SECULUX Trust, an Irish charitable trust for which Constitutional Trustees Limited (“Constitutional”) acts as trustee. The total share capital of Safety is held by Constitutional for the SECULUX Trust. The SECULUX Trust is a charitable trust with no named beneficiaries where any dividend or other distribution received by Constitutional will be distributed in its entirety to charity. Constitutional is a company limited by shares incorporated under the laws of Ireland whose principal business is the provision of share trustee and related services. Constitutional’s principal business address is 20 Harcourt Street, Dublin 2, DO2 H364, Ireland.. Constitutional is owned by Mr. Rory Williams, the sole shareholder of Constitutional. The business address, present principal occupation or employment and citizenship of Mr. Rory Williams is set forth in Schedule A attached hereto and incorporated by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Safety and Constitutional are set forth in Schedule A attached hereto and incorporated by reference.

Constitutional does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share (1) voting power which includes the power to vote, or to direct the voting of, the Shares; or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

(d)         During the last five years, none of the Reporting Person, Safety nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)         During the last five years, none of the Reporting Person, Safety nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See item 4.

Item 4. Purpose of Transaction.

On May 30, 2023, the Reporting Person disposed of 1,740,697 shares of Common Stock, along with all obligations, terms, and conditions of certain profit participating notes, as described in the Original Schedule 13D, pursuant to a Global Transfer Agreement (the “Agreement”) dated May 30, 2023, by and between Conrent Invest S.A. acting in the name and on behalf of its compartment “Track-PPN” (“Conrent”) and Safety, acting on behalf of the Reporting Person. The Agreement is filed as Exhibit 99.1 to this Amendment No.1.

The Reporting Person has no intention to but reserves the right to purchase or sell additional Shares of the Issuer from time to time. The Reporting Person does not have any plans or proposals that would relate to or would result in one or more of the actions described in subsections (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns no shares of the Issuer’s Common Stock.

(b)	Not applicable.

(c)

Except as set forth in Item 3 above, none of the Reporting Person, Safety or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Shares during the past 60 days.

(d)	Not applicable.

(e)	On May 30, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The Reporting Person is a party to the Agreement described in Item 3 above.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1

Global Transfer Agreement by and between Safety Invest S.A., acting on behalf of its compartment “Secure I” and Conrent Invest S.A., acting on behalf of its compartment “Track-PPN” dated May 30, 2023 (filed herewith).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: August 1, 2023	By:	/s/ Bernd Schmidtz
Name: Bernd Schmidtz
Title: Director

SCHEDULE A

Executive Officers and Directors of Safety Invest S.A.

The names and titles of the executive officers and directors of Safety Invest S.A., their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Safety Invest S.A. at 2, Rue des Gaulois, 1618 Luxembourg, Grand Duchy of Luxembourg.

Name	Title	Principal Occupation	Citizenship

Bernd Schmitz	Director	Banker	German

Executive Officers and Directors of Constitutional Trustees Limited

The names and titles of the executive officers and directors of Constitutional Trustees Limited, their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Constitutional Trustees Limited at 20 Harcourt Street,, Dublin 2, DO2 H364, Ireland.

Name	Title	Principal Occupation	Citizenship

Rory Williams	Director	CEO at Rory Williams Chartered Accountants whose principal business address is at 20 Harcourt Street, Dublin 2 D02 H364, Ireland	Ireland